CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1933

For the month of August 2002

BANCOLOMBIA S.A.

(Translation of Registrant’s name into English)

Calle 50 No. 51-66
Medellín, Colombia

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.)

This Report on Form 6-K shall be incorporated by reference into the registrant’s registration statement on Form F-3 (File No. 333-12658).

SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A.
(Registrant)

Date: August 16, 2002	By	/s/ Jaime Alberto Velásquez B.

Name: Jaime Alberto Velásquez B. Title: Vice President of Finance

BANCOLOMBIA ANNOUNCES CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER ENDED
JUNE 30, 2002

August 16, 2002, Medellín, Colombia - Bancolombia S.A. (NYSE: CIB) announced today the financial results for the quarter ended June 30, 2002. 1

CONSOLIDATED INCOME STATEMENT
AND BALANCE SHEET	Quarter		Growth
(Ps millions as of June 30, 2002)	1Q 02	2Q 02	2Q02/1Q02

ASSETS

Loans, net	5,117,717	5,083,957	-0.66%

Investment Securities, net	3,440,145	3,865,654	12.37%

Other assets	1,939,352	1,822,410	-6.03%

Total assets	10,497,214	10,772,021	2.62%

LIABILITIES AND SHAREHOLDERS’ EQUITY

Deposits	7,497,986	7,954,830	6.09%

Other liabilities	2,025,991	1,798,230	-11.24%

Total liabilities	9,523,977	9,753,060	2.41%

Shareholders’ equity	973,237	1,018,961	4.70%

Total liabilities and shareholders’ equity	10,497,214	10,772,021	2.62%

Interest income	277,502	290,440	4.66%

Interest expense	127,054	120,499	-5.16%

Net interest income	150,448	169,941	12.96%

Net provisions	(39,784)	(43,610)	9.62%

Other operating income	95,489	85,018	-10.97%

Other operating expense	162,005	164,460	1.52%

Non-operating income, net	5,004	(3,867)	-177.28%

Income tax expense	(8,011)	(9,014)	12.52%

Net income	41,141	34,008	-17.34%

[1] The financial information contained herein includes the results of Bancolombia’s financial subsidiaries: Bancolombia Panama-Cayman, Colcorp, Leasing Colombia, Almacenar, and Fiducolombia. This information has been prepared on a consolidated basis, as set forth above, in accordance with Colombian GAAP, expressed in nominal pesos, and has not been audited. All growth rates mentioned herein are not adjusted for inflation.

Exchange rate: June 30, 2002 TRM COP 2,398.82/USD March 31, 2002 TRM COP 2,261.23/USD

I.  HIGHLIGHTS:

•	Bancolombia’s net income amounted to Ps 34 billion, US$ 0.100 per ADS, during the quarter ended June 30, 2002, as compared to a net income of Ps 41 billion, US$ 0.125 per ADS, for the quarter ended March 31, 2002.

•	Bancolombia showed positive results during the quarter driven by higher net interest income, and fees and income from services. During the quarter, there was an increase of total net provisions from Ps (39,784) million to Ps (43,610) million, represented by Ps (26,876) million for loans and Ps (25,143) million for investments.

•	Net interest income increased 13.0% in the second quarter over the first quarter. This increase is the result of higher income from investment portfolio and lower interest expenses. Net interest margin increased to 7.8% from 7.1% quarter-over-quarter.

•	Bancolombia posted Ps 73 billion in total fees and income from services, up 5.3% during the second quarter. Total fees and income from services increased to 34.4% from 33.4% as a percentage of total operating income quarter-over-quarter.

•	Bancolombia’s total operating expenses increased 1.8% during the quarter mainly due to higher administrative and other expenses, which increased 2.3% for the same period.

•	Demand for loans from Bancolombia during the second quarter continues to be weak. During the quarter, the Bank’s gross loans decreased 1.0% while total deposits increased 6.1%. Consequently, the investment securities portfolio amounted to Ps 3,912 billion, up 13% during the quarter.

•	The annualized ROE and ROA were 13.3% and 1.3% for the second quarter, respectively.

Banking Sector2

•	The results for the Colombian Banking Sector for 2002 continue to improve. The Colombian Banking Sector’s accrued results, including former CAV’s3, as of June 2002 posted a net income of Ps 539,384 million.

•	Gross loans in the Colombian Banking Sector increased 0.8% from March 2002 to June 2002, while total deposits increased 4.6% during the same period.

II.  CONSOLIDATED BALANCE SHEET

Assets

         2 Banking sector figures are published by the Superintendency of Banking on their web page www.superbancaria.gov.co. BANCOLOMBIA is not responsible for the accuracy of those figures.

         3 Mortgage banks (CAV’s) have to be converted into commercial banks according to Law 510 of 1999. Currently, the Superintendency of Banking consolidates mortgage banks (CAV’s) in the banking sector. Banking figures stated in this report include mortgage banks (CAV’s).

Total assets increased 2.6% to Ps 10,772 billion as of June 30, 2002 from Ps 10,497 billion as of March 31, 2002, and increased 22% from Ps 8,829 billion as of June 30, 2001. The main driver of this was larger volume in investment securities, which increased 13% to Ps 3,912 billion from Ps 3,461 billion quarter-over-quarter.

Loan Portfolio

Bancolombia’s gross loans totaled Ps 5,387 billion as of June 30, 2002, down 1.0% from Ps 5,440 billion as of March 31, 2002. 80% of this reduction is due to loan charge-offs totaling Ps 42,937 million. Additionally, total corporate loans decreased 4.4% during the quarter from Ps 3,499 billion to Ps 3,344 billion with working capital loans decreasing significantly. However, total retail loans increased 5.2% during the same period from Ps 1,911 billion as of March 31, 2002 to Ps 2,011 billion as of June 30, 2002, with loans funded by domestic development banks, working capital loans for small and medium-sized companies, and personal loans increasing most significantly.

Total gross loans within the Colombian Banking sector increased 0.8% from March 2002 to June 2002. Bancolombia’s (unconsolidated) accumulated gross loan market share in the Colombian Banking Sector decreased to 11.5% as of June 30, 2002 from 11.8% as of March 31, 2002.

LOAN PORTFOLIO		As of		Growth
(Ps millions)	30-Jun-01	31-Mar-02	30-Jun-02	2Q02/1Q02	2Q02/2Q01

CORPORATE

Trade Financing	77,609	97,460	124,437	27.68%	60.34%

Loans funded by domestic development banks	287,581	280,470	294,739	5.09%	2.49%

Working capital loans	3,165,354	3,079,519	2,886,281	-6.27%	-8.82%

Credit Cards	3,883	7,041	5,310	-24.58%	36.75%

Overdrafts	38,278	34,287	32,848	-4.20%	-14.19%

Total Corporate	3,572,705	3,498,777	3,343,615	-4.43%	-6.41%

RETAIL

Credit Cards	226,400	235,759	227,531	-3.49%	0.50%

Personal loans	390,139	444,075	463,896	4.46%	18.91%

Automobile loans	27,311	15,789	16,536	4.73%	-39.45%

Overdrafts	93,625	124,242	127,138	2.33%	35.80%

Loans funded by domestic development banks	100,731	159,592	208,980	30.95%	107.46%

Trade Financing	35,914	34,611	46,200	33.48%	28.64%

Working capital loans	773,085	896,812	920,444	2.64%	19.06%

Total Retail	1,647,205	1,910,880	2,010,725	5.23%	22.07%

MORTGAGE	33,461	30,695	32,450	5.72%	-3.02%

Total loans	5,253,371	5,440,352	5,386,790	-0.98%	2.54%

Allowance for loan losses	(286,325)	(322,635)	(302,833)	-6.14%	5.77%

Total loans, net	4,967,046	5,117,717	5,083,957	-0.66%	2.35%

LOAN CLASSIFICATION
(Ps millions)	As of 30-Jun-01		As of 31-Mar-02		As of 30-Jun-02

¨A¨ Normal	4,221,701	80.4%	4,278,975	78.7%	4,349,013	80.7%

¨B¨ Subnormal	578,484	11.0%	599,923	11.0%	498,077	9.3%

¨C¨ Deficient	90,443	1.7%	139,256	2.6%	135,866	2.5%

¨D¨ Doubtful recovery	214,400	4.1%	274,362	5.0%	233,695	4.3%

¨E¨ Unrecoverable	148,343	2.8%	147,836	2.7%	170,139	3.2%

Total	5,253,371	100%	5,440,352	100%	5,386,790	100%

Loans classified as C,D and E as a percentage of total loans		8.6%		10.3%		10.0%

Asset Quality

The Bank’s level of past due loans as a percentage of total loans was 5.09% as of June 2002, higher than the 4.87% level registered during the first quarter of 2002. The increase is the result of a deterioration in the debt of a public utility company, EMCALI. This loan was classified as “D” and provisioned at 100% as of March 2002, but as of June 2002 it became past due and was reclassified as “E”. However, this company is currently negotiating to restructure its debt. Bancolombia (consolidated) had loan charge-offs of Ps 42,937 million during the quarter.

As of June 30, 2002, the level of allowances of the Bank’s past due loans was 118.9%, down from 130.3% registered during the previous quarter. This level is considerably better than the Colombian Banking Sector’s average of 56.9% of past due coverage as of June 30, 2002.

LOAN PORTFOLIO QUALITY		As of		Growth
(Ps millions)	30-Jun-01	31-Mar-02	30-Jun-02	2Q02/1Q02	2Q02/2Q01

COMMERCIAL

Performing loans	4,131,639	4,416,908	4,326,583	-2.04%	4.72%

Past due loans	168,465	213,021	230,424	8.17%	36.78%

Non-performing loans	115,909	177,527	167,594	-5.60%	44.59%

CONSUMER

Performing loans	865,838	728,990	754,853	3.55%	-12.82%

Past due loans	53,968	50,738	42,480	-16.28%	-21.29%

Non-performing loans	30,898	34,389	28,271	-17.79%	-8.50%

MORTGAGE

Performing loans	32,182	29,336	31,180	6.28%	-3.11%

Past due loans	1,279	1,359	1,270	-6.59%	-0.74%

Non-performing loans	976	1,105	1,198	8.43%	22.73%

ASSET QUALITY		As of		Growth
(Ps millions)	30-Jun-01	31-Mar-02	30-Jun-02	2Q02/1Q02	2Q02/2Q01

Total performing past due loans	75,929	52,097	77,111	48.01%	1.56%

Total nonperforming past due loans (1)	147,783	213,021	197,063	-7.49%	33.35%

Total past due loans	223,712	265,118	274,174	3.42%	22.56%

Allowance for loans and accrued interest losses	313,340	345,315	325,876	-5.63%	4.00%

Past due loans to total loans	4.26%	4.87%	5.09%

Non performing loans to total loans	2.81%	3.92%	3.66%

Allowances to past due loans (2)	140.06%	130.25%	118.86%

Allowances to C, D and E loans (2)	69.14%	61.50%	60.38%

Allowances to non performing loans (2)	212.03%	162.10%	165.37%

Performing loans to total loans	97.19%	96.08%	96.34%

(1)	Non-performing loans are commercial and consumer loans that are past due 90 days or more, and mortgage loans that are past due 120 days or more. Beginning in January 2002, non-performing loans are consumer loans that are past due 60 days or more, commercial loans that are past due 90 days or more, and mortgage loans that are past due 120 days or more.

(2)	Allowance = allowance for loan and accrued interest losses.

Liabilities

Total deposits increased 6.1%, from Ps 7,498 billion to Ps 7,955 billion quarter-over-quarter and 21.2% from Ps 6,565 billion year-over-year. Bancolombia’s non-interest-bearing deposits increased 9.4% during the second quarter while interest-bearing deposits increased 5.3% during the same period. Non-interest bearing checking accounts expressed as a percentage of total deposits increased from 17.2% as of March 31, 2002 to 18.1% as of June 30, 2002.

Total deposits within the Colombian Banking Sector increased 4.6% from March 2002 to June 2002. Bancolombia’s (unconsolidated) deposit market share figures comparing March 31, 2002 and June 30, 2002 are as follows: total checking accounts decreased from 15.9% to 15.8%, savings accounts increased from 9.6% to 10.1% and time deposits increased from 11.0% to 12.0%. Total deposits have increased from 11.3% to 11.9%.

Shareholders’ Equity

Bancolombia’s Shareholders’ Equity increased 4.7% quarter-over-quarter from Ps 973 billion to Ps 1,019 billion. As of June 30, 2002, Bancolombia’s unconsolidated ratio of technical capital to risk weighted assets was 11.6%.

TECHNICAL EQUITY RISK WEIGHTED ASSETS		As of		Growth
Unconsolidated (Ps nominal million)	30-Jun-01	31-Mar-02	30-Jun-02	2Q02/1Q02	2Q02/2Q01

Basic capital	538,862	528,446	551,001	4.27%	2.25%

Additional capital	178,083	219,142	210,096	-4.13%	17.98%

Technical capital	716,945	747,588	761,097	1.81%	6.16%

Market Risk		35,900	26,351	-26.60%

Risk weighted assets	6,402,955	6,435,041	6,298,290	-2.13%	-1.63%

CAPITAL ADEQUACY	11.20%	10.94%	11.55%	5.56%	3.10%

III.  INCOME STATEMENT

Bancolombia’s net income for the quarter ended June 30, 2002 amounted to Ps 34 billion, compared to Ps 41 billion for the quarter ended March 31, 2002. As we mentioned before, the decrease during the quarter is a result of lower other operating income due to dividends, which under Colombian law are accounted for at the General Shareholders’ Meeting during the first quarter, and higher total net provisions.

Net Interest Income

Net interest income increased 13% over the quarter to Ps 170 billion from Ps 150 billion. This growth was caused by higher interest income of 4.7% and lower interest expenses, which decreased 5.2% during the same period. As a result, net interest margin increased to 7.8% from 7.1% quarter-over-quarter.

Interest Income
 Total interest income amounted to Ps 290 billion during the second quarter, up 4.7% from Ps 278 billion registered in the first quarter. Income from interest on investment securities increased 32.8% due to higher volume, while interest on loans decreased 5.3% due to lower DTF rates.

Interest Expense
 Total interest expenses decreased 5.2% to Ps 120 billion from Ps 127 billion quarter-over-quarter due to lower interest rates. The DTF rate registered during the last week of March 2002 was 10.55%, declining to 8.21% during the last week of June 2002.

Provisions

The item “Recovery of provisions for foreclosed assets and other assets” has increased from Ps 6 billion as of June 30, 2001 to Ps 20 billion as of June 30, 2002. Given the increased relevance of this figure, it has been reclassified from “other income” to “total net provisions". As a result, the numbers for total net provisions in this report are adjusted accordingly.

Total net provisions for the second quarter amounted to Ps (43,610) million, up 9.6% when compared to Ps (39,784) million for the previous quarter, as follows:

•	Provisions for loans decreased to Ps (26,876) million from Ps (49,268) million quarter-over-quarter.

•	Provisions for foreclosed assets increased to Ps (5,436) million from Ps (4,313) million during the same period. Beginning July 2002, any foreclosed asset received in payment has to be provisioned at 40% of its commercial value.

•	Provisions for investments increased to Ps (25,143) million from Ps (741) million quarter-over-quarter.

Fees and Income from Services

Total fees and income from services amounted to Ps 73 billion in the second quarter, up 5.3% from Ps 69 billion in the first quarter, and up 20.0% from Ps 61 billion year-over-year. Commissions from banking services, commissions and fees from fiduciary activities, and checking fees increased 8.3%, 21.3% and 6.4%, respectively, during the quarter. Total fees and income from services reached 34.4% from 33.4% as a percentage of total operating income during the quarter.

As we mentioned in our previous earnings release, in March 2002 the Bank canceled some outstanding VISA credit cards that had not been active during a long period of time. The number of outstanding credit cards decreased 2.5% from June 30, 2001 to June 30, 2002. However, there was an increase of 2.2% quarter-over-quarter. Bancolombia’s accumulated credit card billing increased 13.4% year-over-year, achieving 16% of market share.

                 ACCUMULATED CREDIT CARD BILLING

			%	2002
(As of June 30, in Ps million)	2001	2002	Growth	Mkt. Share

Bancolombia Mastercard	300,809	332,871	10.7%	10.9%

Bancolombia VISA	129,888	155,716	19.9%	5.1%

Total Bancolombia	430,697	488,587	13.4%	16.0%

Colombian Industry	2,672,337	3,050,605	14.2%

Source: Credibanco and Red Multicolor

                 CREDIT CARD MARKET SHARE

			%	2002
Number of credit cards as of June 30,	2001	2002	Growth	Mkt. Share

Bancolombia Mastercard	153,862	158,329	2.9%	7.5%

Bancolombia VISA	105,380	94,335	-10.5%	4.5%

Total Bancolombia	259,242	252,664	-2.5%	12.0%

Colombian Industry	1,924,312	2,097,537	9.0%

Source: Credibanco and Red Multicolor

Operating Expenses

Operating expenses increased 1.8% to Ps 155 billion from Ps 152 billion during the quarter. This increase resulted from a slight increase in administrative and other expenses, and salaries and employee benefits. During the second quarter, the efficiency ratio reached 60.8%, improving slightly from 61.9% registered the previous quarter.

IV.  SUBSIDIARIES

SUBSIDIARIES’ BREAKDOWN

		Bancolombia		Leasing
As of June 30, 2002 (Ps millions)	Bancolombia	Panama	Colcorp	Colombia	Almacenar	Fiducolombia

Total assets	8,313,293	2,356,068	340,303	214,710	91,955	72,273

Total shareholders’ equity	1,006,421	113,276	239,130	19,188	72,242	53,285

Net income (loss)	72,979	(5,117)	5,241	2,615	902	8,046

Bancolombia Panama and its Subsidiaries

The following table included in this report for the subsidiary is expressed in US dollars.

BANCOLOMBIA PANAMA
INCOME STATEMENT
AND BALANCE SHEET	Quarter		Growth
(US$)	1Q 02	2Q 02	2Q02/1Q02

ASSETS

Loans, net	235,635,546	235,210,150	-0.18%

Investment securities, net	586,602,956	623,762,252	6.33%

Other assets	153,876,665	137,566,907	-10.60%

Total assets	976,115,167	996,539,309	2.09%

LIABILITIES AND SHAREHOLDERS’ EQUITY

Deposits	875,465,295	887,468,118	1.37%

Other liabilities	49,161,250	61,158,992	24.40%

Total liabilities	924,626,545	948,627,110	2.60%

Shareholders’ equity	51,488,622	47,912,199	-6.95%

Total liabilities and shareholders’ equity	976,115,167	996,539,309	2.09%

Interest income	15,662,104	17,166,902	9.61%

Interest expense	6,851,034	6,456,286	-5.76%

Net interest income	8,811,070	10,710,616	21.56%

Net provisions	(6,938,589)	(13,907,572)	100.44%

Other operating income	144,233	361,356	150.54%

Other operating expense	605,790	739,693	22.10%

Net income (loss)	1,410,924	(3,575,293)	-353.40%

Bancolombia Panama’s total assets increased 2.1% from US$976 million to US$997 million quarter-over-quarter. This growth was the result of higher volume of investment securities, which increased 6.3% to US$624 million from US$587 million during the same period. The Bank’s total liabilities increased 2.6% from US$925 million to US$949 million quarter-over-quarter.

Bancolombia Panama showed very positive results during the quarter, not taking provisions into account. Net interest income increased 21.6% during the quarter from US$8.8 million to US$10.7 million. This was the result of higher volume of the investment portfolio. However, net provisions increased 100.4% during the quarter from US$(6.9) million to US$(13.9) million due to a provision for investments. As a result, Bancolombia Panama showed a net loss of US$ 3.6 million during the second quarter.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements.

		Quarters
PRINCIPAL RATIOS	2Q01	1Q02	2Q02

PROFITABILITY

Net interest margin (1)	7.91%	7.11%	7.77%

Return on average total assets (2)	1.36%	1.60%	1.30%

Return on average shareholders’ equity (3)	13.38%	16.11%	13.26%

EFFICIENCY

Operating expenses to net operating income (4)	68.28%	61.85%	60.76%

Operating expenses to average total assets (4)	6.57%	5.90%	5.92%

CAPITAL ADEQUACY

Shareholders’ equity to total assets	10.60%	9.27%	9.46%

Technical capital to risk weighted assets (5)	11.20%	10.94%	11.55%

ASSET QUALITY

Non performing loans to total loans (6)	2.81%	3.92%	3.66%

C, D and E loans to total loans (7)	8.63%	10.32%	10.02%

Past due loans to total loans	4.26%	4.87%	5.09%

Allowances to non performing loans (8)	212.03%	162.10%	165.37%

Allowances to past due loans (8)	140.06%	130.25%	118.86%

Allowances to C, D and E loans (8)	69.14%	61.50%	60.38%

Allowances to total loans (8)	5.96%	6.35%	6.05%

1.	Defined as net interest income divided by monthly average interest-earning assets.

2.	Net income divided by monthly average total assets.

3.	Net income divided by monthly average shareholders’ equity.

4.	Excluding merger expenses. Operating Income includes Net Interest Income, Total fees and income from services, and Total other operating income.

5.	Calculated on an unconsolidated basis.

6.	Non-performing loans are commercial and consumer loans that are past due 90 days or more, and mortgage loans that are past due 120 days or more. Beginning January 2002, non-performing loans are consumer loans that are past due 60 days or more, commercial loans that are past due 90 days or more, and mortgage loans that are past due 120 days or more.

7.	“C”, “D” and “E” loans include all non-performing loans as well as consumer and commercial loans classified “C” which are considered performing loans under the regulations of the Colombian Superintendency of Banking.

8.	Allowance = allowance for loan and accrued interest losses.

STOCK INDICATORS		Quarters
	2Q01	1Q 02	2Q 02

Net Income	30,013	41,141	34,008

USD Earnings per ADS	0.090	0.125	0.100

ROAA	1.36%	1.60%	1.30%

ROAE	13.38%	16.11%	13.26%

P/BV ADS	0.80	0.57	0.80

P/BV Local (1)	0.69	0.74	0.98

Shares Outstanding	576,695,395	576,695,395	576,695,395

(1) Share prices on the Colombian Stock Exchange.

CONSOLIDATED BALANCE SHEET		As of		Growth
(Ps millions as of June 30, 2002)	30-Jun-01	31-Mar-02	30-Jun-02	2Q02/1Q02	2Q02/2Q01

ASSETS

Cash and due from banks	400,746	417,824	405,341	-2.99%	1.15%

Overnight funds	147,666	190,355	180,888	-4.97%	22.50%

Total cash and equivalents	548,412	608,179	586,229	-3.61%	6.90%

Investments securities	2,038,083	3,460,641	3,911,529	13.03%	91.92%

Market value allowance	(22,026)	(20,496)	(45,875)	123.82%	108.28%

Net Investment Securities	2,016,057	3,440,145	3,865,654	12.37%	91.74%

Gross Loans	5,253,371	5,440,352	5,386,790	-0.98%	2.54%

Allowance for loan losses	(286,325)	(322,635)	(302,833)	-6.14%	5.77%

Net total loans	4,967,046	5,117,717	5,083,957	-0.66%	2.35%

Accrued interest receivable on loans	104,034	109,018	98,763	-9.41%	-5.07%

Allowance for accrued interest losses	(27,015)	(22,647)	(23,043)	1.75%	-14.70%

Net total interest accrued	77,019	86,371	75,720	-12.33%	-1.69%

Customers’ acceptances	43,039	40,319	6,105	-84.86%	-85.82%

Net accounts receivable	64,430	69,084	55,667	-19.42%	-13.60%

Net premises and equipment	270,913	254,463	253,727	-0.29%	-6.34%

Foreclosed assets	75,245	50,162	53,388	6.43%	-29.05%

Prepaid expenses and deferred charges	81,573	52,235	42,590	-18.47%	-47.79%

Good will	152,876	135,890	130,228	-4.17%	-14.81%

Net lease	226,844	268,916	280,375	4.26%	23.60%

Other	34,057	131,087	86,568	-33.96%	154.18%

Reappraisal of assets	271,948	242,646	251,813	3.78%	-7.40%

Total assets	8,829,459	10,497,214	10,772,021	2.62%	22.00%

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES

DEPOSITS

Non-interest bearing	1,190,718	1,384,436	1,514,512	9.40%	27.19%

Checking accounts	1,107,723	1,293,295	1,438,034	11.19%	29.82%

Other	82,995	91,141	76,478	-16.09%	-7.85%

Interest bearing	5,374,732	6,113,550	6,440,318	5.34%	19.83%

Checking accounts	590,839	676,731	518,946	-23.32%	-12.17%

Time deposits	3,015,672	3,528,750	3,804,278	7.81%	26.15%

Savings deposits	1,768,221	1,908,069	2,117,094	10.95%	19.73%

Total deposits	6,565,450	7,497,986	7,954,830	6.09%	21.16%

Overnight funds	385,973	394,202	310,090	-21.34%	-19.66%

Bank acceptances outstanding	41,701	26,409	24,008	-9.09%	-42.43%

Interbank borrowings	156,645	476,735	394,396	-17.27%	151.78%

Borrowings from domestic development banks	301,137	382,049	446,978	17.00%	48.43%

Accounts payable	240,598	482,867	369,012	-23.58%	53.37%

Other liabilities	98,824	112,676	105,762	-6.14%	7.02%

Bonds	9,677	7,623	5,077	-33.41%	-47.54%

Accrued expenses	78,435	121,579	116,176	-4.44%	48.12%

Minority interest in consolidated subsidiaries	15,082	21,851	26,731	22.33%	77.24%

Total liabilities	7,893,522	9,523,977	9,753,060	2.41%	23.56%

Shareholders’ equity	935,937	973,237	1,018,961	4.70%	8.87%

Total liabilities and shareholders’ equity	8,829,459	10,497,214	10,772,021	2.62%	22.00%

CONSOLIDATED INCOME STATEMENT	As of		Quarter			Growth
(Nominal Ps Millions)	30-Jun-01	30-Jun-02	2Q 01	1Q 02	2Q 02	2Q 02/1Q 02	2Q 02/2Q 01

Interest income and expenses

Interest on loans	406,876	373,212	202,905	191,686	181,526	-5.30%	-10.54%

Interest on investment securities	122,614	169,381	55,831	72,767	96,614	32.77%	73.05%

Overnight funds	14,483	6,063	6,582	3,529	2,534	-28.19%	-61.50%

Leasing	17,053	19,286	8,718	9,520	9,766	2.58%	12.02%

Total interest income	561,026	567,942	274,036	277,502	290,440	4.66%	5.99%

Interest expense

Time deposits	160,882	152,312	80,777	78,637	73,675	-6.31%	-8.79%

Savings deposits	56,185	54,459	28,292	26,919	27,540	2.31%	-2.66%

Total interest on deposits	217,067	206,771	109,069	105,556	101,215	-4.11%	-7.20%

Interbank borrowings	20,898	4,904	10,321	2,806	2,098	-25.23%	-79.67%

Borrowings from domestic development banks	17,267	21,495	8,544	10,448	11,047	5.73%	29.30%

Overnight funds	9,375	14,383	4,467	8,244	6,139	-25.53%	37.43%

Total interest expense	264,607	247,553	132,401	127,054	120,499	-5.16%	-8.99%

Net interest income	296,419	320,389	141,635	150,448	169,941	12.96%	19.99%

Provision for loan and accrued interest losses	(131,237)	(145,088)	(50,258)	(75,373)	(73,064)	-3.06%	45.38%

Provision for foreclosed assets and other assets	(16,806)	(38,509)	(11,434)	(6,939)	(31,570)	354.96%	176.11%

Recovery of provisions for foreclosed assets and other assets	6,113	19,639	2,559	13,074	6,565	-49.79%	156.55%

Recovery of provisions for past due loans and accrued interest losses	79,826	72,293	27,155	26,105	46,188	76.93%	70.09%

Recovery of charged-off loans	9,252	11,620	4,627	3,349	8,271	146.97%	78.76%

Total net provisions	(52,852)	(80,045)	(27,351)	(39,784)	(43,610)	9.62%	59.45%

Net interest income after provision for loans and accrued interest losses	243,567	240,344	114,284	110,664	126,331	14.16%	10.54%

Commissions from banking services	39,144	47,090	20,112	22,602	24,488	8.34%	21.76%

Credit card merchant fees	18,640	19,841	9,186	9,740	10,101	3.71%	9.96%

Credit and debit card annual fees	19,245	23,867	9,918	11,782	12,085	2.57%	21.85%

Checking fees	18,689	20,204	9,274	9,791	10,413	6.35%	12.28%

Warehouse services	15,629	19,160	7,689	9,535	9,625	0.94%	25.18%

Commissions-fees from fiduciary activities	12,434	17,320	6,317	7,826	9,494	21.31%	50.29%

Check remittance	11,769	10,138	5,695	5,165	4,973	-3.72%	-12.68%

International operations	10,128	9,773	4,748	4,852	4,921	1.42%	3.64%

Total fees and other service income	145,678	167,393	72,939	81,293	86,100	5.91%	18.04%

Fees and other service expenses	(24,473)	(25,818)	(12,437)	(12,348)	(13,470)	9.09%	8.31%

Total fees and income from services	121,205	141,575	60,502	68,945	72,630	5.34%	20.05%

Other operating income

Net foreign exchange gains	5,634	30,872	3,885	(1,324)	32,196	-2531.72%	728.73%

Dividend income	3,172	11,415	990	10,268	1,147	-88.83%	15.86%

Forward contracts in foreign currency	461	(7,480)	2,975	15,516	(22,996)	-248.21%	-872.97%

Communication, postage and others	3,958	4,125	2,064	2,084	2,041	-2.06%	-1.11%

Total other operating income	13,225	38,932	9,914	26,544	12,388	-53.33%	24.95%

Total income	377,997	420,851	184,700	206,153	211,349	2.52%	14.43%

Operating expenses

Salaries and employee benefits	121,810	135,414	60,595	67,199	68,215	1.51%	12.58%

Compensation	10,423	11,858	5,474	5,830	6,028	3.40%	10.12%

Administrative and other expenses	139,209	144,174	71,037	71,270	72,904	2.29%	2.63%

Donation expenses	60	396	14	372	24	-93.55%	71.43%

Depreciation	15,713	15,176	7,672	7,437	7,739	4.06%	0.87%

Total operating expenses	287,215	307,018	144,792	152,108	154,910	1.84%	6.99%

Net operating income	90,782	113,833	39,908	54,045	56,439	4.43%	41.42%

Merger expenses	21,978	19,447	10,723	9,897	9,550	-3.51%	-10.94%

Non-operating income (expense)

Other income	21,270	11,155	9,767	8,846	5,658	-36.04%	-42.07%

Recovery of deposit security	6,335	2,421	365	2,421	—	-100.00%	-100.00%

Other expense	(6,165)	(15,788)	(2,792)	(6,263)	(9,525)	52.08%	241.15%

Total non-operating income	21,440	(2,212)	7,340	5,004	(3,867)	-177.28%	-152.68%

Income before income taxes	90,244	92,174	36,525	49,152	43,022	-12.47%	17.79%

Income tax expense	(18,502)	(17,025)	(6,512)	(8,011)	(9,014)	12.52%	38.42%

Net income	71,742	75,149	30,013	41,141	34,008	-17.34%	13.31%